
TEAM MEMBER OF SelfDecode
Paving the way for precision health.

Joe Cohen · 2nd

Founder at SelfDecode, using AI in genomics for precision health.
United States · Contact info

500+ connections

3 mutual connections: Ben Garcia, Tzakhi Freedman, and 1 other

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SelfDecode
City University of New York-Brooklyn College

About

Interested in connected with leaders in the healthcare space.

Revolutionizing the healthcare industry by providing an integrated AI platform that provides personalized health recommendations based on a combination of your DNA, labs, and environmental factors. ...see more

Activity

3,576 followers

Joe Cohen commented on a post · 1mo

Congrats!

200 · 14 comments

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Experience

Founder
SelfDecode
Jan 2016 - Present · 6 yrs 9 mos

Founder
SelfHacked.com
Sep 2013 - Present · 9 yrs 1 mo

Most in depth health content website.

Education

Brooklyn College
Finance, Psychology and Premed

Recommendations

Received   Given

ingrid carlson · 3rd
Teacher at JW Walker School
September 26, 2016, ingrid was Joe's client

I've been working with Joe for over a year now - dealing with health problems for various family members. I find his advice helpful, and his research solid. Sometimes I am skeptical and need to do my own research, only to find that he had it right. In the end, I see a great improvement in overall health and wellbeing.

Languages

English
Native or bilingual proficiency

Hebrew
Full professional proficiency

Interests

Influencers   Companies   Groups   Schools

Daan Dohmen · 3rd
Serial Entrepreneur | Luscii | Professor Digital Transformation in Healthcare | bestseller GREEN ON | SafeEnoughtToTry.com | Investor
28,307 followers

Andrew Huberman · 2nd
Professor and Neuroscientist at Stanford University and Host of the Huberman Lab Podcast
79,923 followers